May 12, 2025

Robin Ross
Chief Executive Officer
Trio Petroleum Corp.
23823 Malibu Road, Suite 304
Malibu, CA 90265

       Re: Trio Petroleum Corp.
           Registration Statement on Form S-3
           Filed April 28, 2025
           File No. 333-286803
Dear Robin Ross:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
The Offering, page 13

1. You provide that you currently have 7,498,855 shares issued and outstanding, and following the completion of the offering there will be 9,530,685 shares issued and outstanding. However, it appears from the cover page that of the 2,031,830 shares of common stock to be offered in this offering, 526,536 shares of common stock have been issued to five selling stockholders as a portion of the purchase price in connection with your acquisition of certain assets, and 20,000 shares were issued to a selling stockholder as compensation. Please clarify whether these shares have been issued and are outstanding, and, if so, please revise to clarify the number of shares that are currently outstanding.
 May 12, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Scott M. Miller